SCHEDULE I

This Shareholder Servicing Agreement shall apply to the shares of the following series of Conestoga Funds:

•	Conestoga Small Cap Fund

•	Conestoga SMid Cap Fund (Investors Class)

•	Conestoga Mid Cap Fund (Investors Class)

Effective as of May 14, 2021